SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated October 24, 2008

Number	Document Description	Document Number	Date of Document
1.	Regulatory News Service Notice	HUG1261163	October 20, 2008

SEC File No. 82-34751

RECEIVED
2008 NOV 13 P 2:43

Regulatory Announcement

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Company	Elementis PLC
TIDM	ELM
Headline	Director/PDMR Shareholding
Released	14:24 20-Oct-08
Number	HUG1261163

Director/PDMR Shareholding

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

ELEMENTIS PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(c) a disclosure made in accordance with section 793 of the Companies Act 2006 to the extent that it relates to the interests of a director or, as far as the issuer is aware, any connected person.

THIS IS A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR3.1.4R(1)(c)

3. Name of person discharging managerial responsibilities/director

ANDREW HILDRED CHRISTIE (DIRECTOR)

4. State whether notification relates to a person connected with a
person discharging managerial responsibilities/director named in 3
and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON IDENTIFIED IN 3 ABOVE.

5. Indicate whether the notification is in respect of a holding of
the person referred to in 3 or 4 above or in respect of a
non-beneficial interest

THE NOTIFICATION RELATES TO THE PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives
or financial instruments relating to shares

5P ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the
number of shares held by each of them

ANDREW HILDRED CHRISTIE (DIRECTOR)

8 State the nature of the transaction

PURCHASE OF SHARES

9. Number of shares, debentures or financial instruments relating to
shares acquired

10,000

10. Percentage of issued class acquired (treasury shares of that
class should not be taken into account when calculating percentage)

0.002%

11. Number of shares, debentures or financial instruments relating to
shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that
class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

51.75 PENCE

14. Date and place of transaction

20 OCTOBER 2008, LONDON

15. Total holding following notification and total percentage holding
following notification (any treasury shares should not be taken into
account when calculating percentage)

10,000 (0.002%)

16. Date issuer informed of transaction

20 OCTOBER 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

WAI WONG, 020 7408 9303

Name and signature of duly authorised officer of issuer responsible for making notification

WAI WONG - COMPANY SECRETARY

Date of notification

20 OCTOBER 2008
....

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SEC File No. 82-34751

Regulatory Announcement

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Company	Elementis PLC
TIDM	ELM
Headline	Elementis plc - Interim Management Statement
Released	07:03 28-Oct-08
Number	HUG1263636

Elementis plc - Interim Management Statement

28 October 2008

Elementis plc ('the Company') today issues its Interim Management Statement for the quarter ended September 30, 2008 in relation to the Company and its subsidiaries ('the Group').

Trading in the third quarter has continued to be in line with our expectations, with volumes and pricing ahead of the same period last year in both Specialty Products and Chromium. In addition, the integration of the Asian acquisitions, Deuchem additives and Yuhong organoclays, which were acquired in July this year, is progressing as planned.

The Group's balance sheet remains strong and existing bank facilities, which were put in place in 2006, are not due for renewal until 2011.

Enquiries:

Elementis plc Tel: +44 (0)20 7408 9302
Brian Taylorson
Finance Director

Financial Dynamics Tel: +44 (0)20 7831 3113
Andrew Dowler
Greg Quine

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This announcement was originally distributed by Hugin. The issuer is solely responsible for the content of this announcement.

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